ALPS ETF TRUST

1290 Broadway, Suite 1100

Denver, Colorado 80203

August 10, 2010

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Keith A. O’Connell

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:                ALPS ETF Trust (the “Registrant”) (File Nos. 333-148826; 811-22175)

Dr. Mr. O’Connell:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, the undersigned registrant, ALPS ETF Trust, and the undersigned distributor, ALPS Distributors, Inc., each hereby requests that the effectiveness of the above-referenced registration statement be accelerated to August 11, 2010, or as soon thereafter as practicable.

If you have any questions, please call Tané T. Tyler at (303) 623-2577.

Very truly yours,

ALPS ETF TRUST

/s/	Tané T. Tyler
By:	Tané T. Tyler
Title:	Secretary

ALPS DISTRIBUTORS, INC.

/s/	Thomas A. Carter
By:	Thomas A. Carter
Title:	President